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Cardiol Therapeutics to Participate in Cantor Fitzgerald's
Virtual Rare Orphan Disease Summit

Oakville, ON - March 22, 2022 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory therapies for the treatment of cardiovascular disease, announced today that Cardiol's Chief Medical Officer, Dr. Andrew Hamer, will be participating in a panel discussion entitled "New World Order for Endo/CV/Renal Disease" at Cantor Fitzgerald's Virtual Rare Orphan Disease Summit on Tuesday, March 29th, at 1:00 p.m. EDT.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage life sciences company focused on the research and clinical development of cannabidiol as an anti-fibrotic and anti-inflammatory therapy for the treatment of cardiovascular disease ("CVD"). The Company's lead product candidate, CardiolRx™, is a pharmaceutically produced oral cannabidiol formulation that is being clinically developed for use in cardiovascular medicine. CardiolRx™ is currently being evaluated in a Phase II/III multi-national, randomized, double-blind, placebo-controlled study (the LANCER trial). LANCER is designed to evaluate the efficacy and safety of CardiolRx™ as a cardioprotective therapy to reduce major cardiovascular and respiratory events in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, CVD, and to investigate the influence CardiolRx™ has on key biomarkers associated with heart disease. Cardiol has also received IND authorization from the FDA to conduct a Phase II multi-national, randomized, double-blind, placebo-controlled trial designed to evaluate the efficacy and safety of CardiolRx™ in acute myocarditis, which remains an important cause of acute and fulminant heart failure in young adults and is a leading cause of sudden cardiac death in people less than 35 years of age. In addition, Cardiol is developing a subcutaneous formulation of CardiolRx™ for the treatment of fibrosis and inflammation in the heart that is associated with the development and progression of heart failure - a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the U.S. exceeding $30 billion annually.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to, statements relating to the Company's focus on developing innovative anti-inflammatory therapies for the treatment of CVD. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form dated March 31, 2021, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise.

For further information, please contact:

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com